UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 7 January 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Kusasalethu remains closed until such time as it is viable to mine it safely and profitably again

Johannesburg. Monday, 7 January 2013. Harmony Gold Mining Company Limited ('Harmony' or 'the Company') advises that following the review of both the financial and operational impact of lawlessness, violence and non-compliance to the Mine Health and Safety Act, 29 of 1996 ('MHSA') experienced at its Kusasalethu mine near Carletonville during the December 2012 quarter, it has decided to keep the mine closed until such time as it is safe enough for its employees to commence mining activities.

In seeking a lasting solution that will resolve the risk to the operation, the Company has commenced with a process in terms of section 189 of the Labour Relations Act, 66 of 1995 ("LRA"), which may result in the closure of the mine and placement thereof on care and maintenance and possible retrenchments. A process of discussion and consultation with labour will be run parallel to the process in terms of section 189. The aim of the discussion/consultation will be to seek a lasting and sustainable solution in order to avoid the closure of the mine and the conclusion of the section 189 process, which will imply retrenchments.

It is management's legal and moral obligation and duty to ensure the security, safety and health of all employees at Kusasalethu and to ensure that the mine's standards and procedures as well as the provisions of the MHSA are imposed. These legal and moral obligations have been severely undermined to the point that it has become an impossible task given the unlawful and violent events during the December 2012 quarter. The unlawful actions and behaviours at Kusasalethu have led to situations that are unsafe, and are in direct contravention of the MHSA. The consequences of these actions and behaviours have resulted in an elevated level of risk to all the employees of Kusasalethu. It is management's view that it has exhausted all options in attempting to ensure compliance with the provisions of the MHSA and in the current environment management cannot ensure the security, safety and health of Kusasalethu employees.

During the December 2012 quarter Kusasalethu experienced an unprotected strike, numerous other incidents of illegal industrial action, violence, sit-ins, vandalism of mine property and other labour disruptions. The on-going unlawful events caused management to give serious consideration to both the operational and financial position of the mine and the future viability of Kusasalethu.

Kusasalethu recorded free operating cash flow of R61 million during the March 2011 quarter and continued to generate free operating cash flow until the September 2012 quarter, in which it recorded R134 million in free operating cash flow.

Issued by Harmony Gold Mining Company Limited

7 January 2013

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

The December 2012 quarter results for Kusasalethu indicate a cash operating loss of R150 million* and a negative cash flow of R252 million*. This dramatic negative turn in the December 2012 quarter is due to the mine achieving only 22%* of its planned gold production in terms of its business plan. This loss in production is primarily the result of the unlawful events mentioned above. Should the current poor performance continue, then the situation at Kusasalethu is dire for the rest of the 2013 financial year and into the future.

Management is of the view that the *status quo* concerning production and labour strife will remain, as it has exhausted all possible avenues to achieve normal production and cannot find a solution to the current state of lawlessness prevailing. The current situation causes considerable operating risk especially in light of significant future financial losses and a further deterioration of the health and safety situation at the operations.

The section 189 process addresses a genuine operational problem which is preventing Kusasalethu from managing its business effectively and is aimed at stemming further financial losses and to a deterioration of the health and safety environment at its operations. The reason for this process is thus ultimately to ensure the future viability of the enterprise.

Several conditions to re-open the mine have been sent to relevant stakeholders and all responses will be considered and reviewed when received. The discussion/consultation with the various stakeholders will take 60 working days from the day that the section 189 notice has been served; Harmony will pursue alternatives which may emanate from this process.

The aim of the discussion/consultation will be to seek a long term solution by which normal production levels can again be achieved and which would normalise the security, safety and health climate at the mine. Should the aforesaid goal not be achieved by means of a consultation and discussion process then the company will have no alternative but to continue and conclude the section 189 process which might lead to the indefinite closure of Kusasalethu and possible retrenchments. Stakeholders have been advised that such possible closure of the mine could affect approximately 5200 employees.

Graham Briggs, chief executive officer of Harmony commented: "We wish to engage with all stakeholders in order to reach an agreement that will bind all employees of the mine and that will provide management with sufficient assurances that there will be a return to normal, safe operations and production at the Kusasalethu operations. We wish to seek a sustainable and lasting solution that would ensure that the security, safety and health situation at the mine is normalised and compliant with all applicable laws and the policies and procedure of the mine.

We also wish to gain assurances from all stakeholders that the mine will be operated in a manner which would allow it to become viable and reach its projected profitability which would in turn ensure the future viability of the mine. It is important for investors to note that as a result of our decision for the time being to keep Kusasalethu non-operational after the Christmas break mainly for security and safety reasons; we have excluded its production for the balance of the financial year and anticipate that Harmony as a group will only produce 1.2 million ounces, rather than the 1.3 million ounces guided before."

Briggs added, "Kusasalethu has achieved substantial successes in terms of production growth, strong cash flows and excellent safety results, before the December 2012 quarter. We do trust that we will be able to rescue this mine in the next couple of months, provided it can be run safely and return to being cash flow positive."

Figures used are still a forecast. Final figures will be provided on 4 February 2013.

The Company will have a formal presentation at the Sandton Hilton Hotel, Ballroom 3 at 10:00 today, Monday, the 7th of January 2013, to address any questions that investors or the media may have regarding this press release. The event will simultaneously be transmitted via webcast (link: http://www.corpcam.com/Harmony07012013) and via conference call. A presentation in support of the press release and the conference call, have been posted to the Company's website (www.harmony.co.za). An international call will be held at 15:00 today to allow our international investors an opportunity to discuss this matter.

Conference call dial-in details for both the 10:00 SA time and 15:00 SA time calls are:

South Africa toll-free: 0 800 200 648
South Africa – Johannesburg toll: 011 535 3600 / 010 201 6616
South Africa – Cape Town toll-free: 021 819 0900
UK toll-free: 0 800 917 7042
USA toll: + 1 412 858 4600
USA toll-free: + 1 800 860 2442
Australia toll-free: 1 800 350 100
Other countries toll: +27 11 535 3600

Replay numbers

South Africa   Toll: 011 305 2030
UK Toll-free: 0 808 234 6771
USA and Canada Toll: 1 412 317 0088
Other Countries Toll: +27 11 305 2030

Replay codes:

Conference call at 10:00(SA time): 22977#
International conference call at 15:00 (SA time): 22980#

Private Securities Litigation Reform Act Safe Harbour Statement

ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 7, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director